O2 RegenTech LLC

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
O2 RegenTech LLC

We have reviewed the accompanying financial statements of O2 RegenTech LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of O2 RegenTech LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has yet to being earning revenue, has relied on capital contributions from owners and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
February 29, 2024

O2 RegenTech LLC
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.g	$ 1,981	$ 1,032
Total Current Assets		1,981	1,032
Total Assets		1,981	1,032
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accrued liabilities		17,693	17,689
Line-of-credit, current	2	50,000	50,000
Related party convertible notes, current	4	44,000	-
Total Current Liabilities		111,693	67,689
Noncurrent Liabilities			
Award note payable, noncurrent	3	100,000	100,000
Related party loan, noncurrent	4	108,500	79,500
Related party convertible notes	4	-	44,000
Total Noncurrent Liabilities		208,500	223,500
Total Liabilities		320,193	291,189
Members' Equity		(318,212)	(290,157)
Total Liabilities & Members' Equity		$ 1,981	$ 1,032

4

O2 RegenTech LLC
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

		2023		2022
Operating Expenses				
Legal and other professional fees and services	$	10,693	$	6,181
Rent		3,900		3,900
Communications and information technology		2,478		1,179
Other operating expense		2,378		719
Total Operating Expenses		19,449		11,979
Operating Income (Loss)		(19,449)		(11,979)
Interest expense		(8,606)		(6,301)
Net Income (Loss)	$	(28,055)	$	(18,280)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

O2 RegenTech LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2023 and 2022

	Total Members' Equity
Balance at January 1, 2022	$ (271,877)
Net income (loss)	(18,280)
Balance at December 31, 2022	(290,157)
Net income (loss)	(28,055)
Balance at December 31, 2022	$ (318,212)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

O2 RegenTech LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022

		2023		2022
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(28,055)	$	(18,280)
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accrued liabilities		4		111
Net Cash Provided by (Used in) Operating Activities		(28,051)		(18,169)
Cash Flows from Financing Activities				
Net proceeds from (repayments of) short-term borrowings		29,000		19,000
Net Cash Provided by (Used in) Financing Activities		29,000		19,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		949		831
Cash, cash equivalents, and restricted cash at beginning of year		1,032		201
Cash, Cash Equivalents, and Restricted Cash at End of Year		1,981		1,032

Supplemental Cash Flow Information				
Cash Paid During the Year for				
Interest	$	8,606	$	6,301

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

O2 RegenTech LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

O2 RegenTech LLC (the Company) is a medical device company in the wound care space with the initial purpose of commercializing an oxygenating dressing technology to heal chronic wounds in diabetics to prevent potential loss of limb. The Company was formed in the State of Ohio in July 2013 and reformed in the State of Ohio in January 2015.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

O2 RegenTech LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Cash and cash equivalents

Cash and cash equivalents includes deposits held in business checking accounts in the United States.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Line of credit

The Company has a $50,000 line of credit with Huntington Bank with the Company assets as collateral. The line of credit carries monthly payments of interest only at a variable rate that is currently at 10%.

3. GLIDE award note payable

During 2018, the Company received $100,000 in award proceeds from the Great Lakes Innovation & Development Enterprise (GLIDE), a nonprofit that provides technology startups with early-stage funding. Under the terms of this funding, the Company can repay the total sum without interest at any time during

O2 RegenTech LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

the first 3 years.

If the funds are not repaid within three years, the total award amount plus an interest charge of 6% annually calculated from the date of the initial payment plus 3 years is due.

If on the 6th anniversary following the initial receipt of the award proceeds, the Company has not elected to repay the funds, GLIDE has the option to convert the balance into a promissory note with an annual interest rate of 6% beginning with the third anniversary of the initial payment. GLIDE may exercise this option any time during the six-month period following the sixth anniversary.

The Company may, at any time, offer equity in lieu of re-payment of the award proceeds. Such offer must be at an equity valuation equivalent to recent investments made by other outside investors or such other valuation methods which are verifiable and approved by GLIDE. Acceptance of any offer would be at the sole discretion of GLIDE.

4. Related party transactions

Amounts due to related parties are as follows:

	2023	2022
Due to related parties		
Working capital loan from founder, Andreas Inmann, zero% interest rate with no maturity date	$ 108,500	$ 79,500
Convertible notes payable due to founder, Andreas Inmann, December 31, 2024 maturity date and a 20% conversion discount. The note automatically converts in the event of a of a Series A financing or at the maturity date.	30,000	30,000
Convertible note payable due to founder, Nic Leipzig, December 31, 2024 maturity date and a 20% conversion discount. The note automatically converts in the event of a of a Series A financing or at the maturity date.	14,000	14,000
Total Due to related parties	$ 152,500	$ 123,500

During 2023, the Company converted the working capital loan and the convertible notes to zero interest loans and forgave any accrued interest. Accordingly, the balances above represent principal only on these

O2 RegenTech LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

amounts due to related parties. As the convertible notes mature in 1 year from they have been presented as current liabilities on the balance sheet as of December 31, 2023.

The Company has the option, at its discretion, to cancel the notes payable and consider the principal as a founder contribution.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to earn revenue and has operated at a loss while relying on accelerator awards and owner contributions to finance operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern is based on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

Management evaluated all activity of the Company through February 29, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.